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                            January 28, 2021

       Lars Staal Wagner, M.D.
       Chief Executive Officer
       Evaxion Biotech A/S
       Bredgade 34E
       1260 Copenhagen K
       Denmark

                                                        Re: Evaxion Biotech A/S
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 19,
2021
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 25,
2021
                                                            File No. 333-251982

       Dear Dr. Wagner:

             We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to oral comments issued on January 14, 2021.

       Amendment No. 1 to Registration Statement on Form F-1

       In-Licensing, page 178

   1. We note your revisions in response to prior comment one and reissue in part. Please revise to disclose the
royalty term.
 Lars Staal Wagner, M.D.
Evaxion Biotech A/S
January 28, 2021
Page 2
Amendment No. 2 to Registration Statement on Form F-1

Danish Tax Considerations, page 223

2. We note that the tax opinion filed as Exhibit 8.1 appears to be a short-form tax opinion.
      Please revise to clearly identify that the "Taxation     Danish Tax
      Considerations" disclosure is the opinion of the counsel or accountant. Please also revise the opinion to include a similar statement and to provide the consent of counsel or of the accountant to being named in the registration statement. Counsel or the accountant must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. For guidance, refer to Sections III.B.2 and
      III.C.2 of Staff Legal Bulletin No. 19.
       You may contact Christine Torney at 202-551-3652 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameLars Staal Wagner, M.D.
                                                           Division of
Corporation Finance
Comapany NameEvaxion Biotech A/S
                                                           Office of Life
Sciences
January 28, 2021 Page 2
cc:       Dwight A. Kinsey, Esq.
FirstName LastName